Exhibit 99.5

Zeta Network Group (NASDAQ: ZNB) Announces Pricing of $6 Million Registered Direct Offering

NEW YORK, March 10, 2026 -- Zeta Network Group (NASDAQ: ZNB) (the "Company"), today announced it has entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional investors (the "Investors") to issue and sell up to $10 million of its Senior 10% Original Issue Discount Convertible Promissory Notes, having an original issue discount of 10% and a maturity of twelve months from issuance (the "Notes"), and warrants (the "Warrants") to purchase the Company's Class A ordinary shares (the "Ordinary Shares").

The initial closing under the Purchase Agreement (the "First Closing") will involve an aggregate principal amount of $6 million of Notes, resulting in gross proceeds to the Company of $5.4 million, and a number of Warrants determined by dividing $3 million, half of the principal amount of the Notes, by the variable weighted average price ("VWAP") of the Ordinary Shares on the trading day immediately prior to the closing date (as adjusted for the one-for-100 share consolidation as previously announced by the Company that will take effect on Nasdaq upon the opening of the market on March 12, 2026). The First Closing is expected to occur on or about March 12, 2026, subject to the satisfaction of customary closing conditions. A second closing for the remainder of the Notes and Warrants is expected no sooner than May 12, 2026, and is also subject to the satisfaction of closing conditions as contained in the Purchase Agreement, a copy of which will be filed with a Report on Form 6-K.

The Notes will bear no interest and will be convertible immediately upon issuance, subject to certain exceptions, into Ordinary Shares at a variable conversion price subject to a floor price, as more fully described in the prospectus supplement relating to the offering.

The Warrants will be exercisable immediately upon issuance, subject to certain exceptions, will expire five years from the initial date of exercise, and will have an exercise price equal to the initial conversion price of the Notes and contain customary anti-dilution provisions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities described above for the First Closing are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-292327), which was declared effective by the United States Securities and Exchange Commission ("SEC") on January 5, 2026. The Company will file with the SEC a prospectus supplement relating to the securities being offered for the First Closing. Copies of the prospectus supplement relating to the offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Zeta Network Group

Zeta Network Group (Nasdaq: ZNB) is a U.S.-listed digital infrastructure and financial technology company pioneering the convergence of traditional finance and the digital asset economy. The Company is developing a Bitcoin-centric institutional finance platform that integrates digital asset treasury management, Bitcoin liquidity aggregation, and sustainable Bitcoin mining operations, all within a regulated Nasdaq framework.

Led by a global team of finance and technology experts, the Company is redefining institutional digital finance by merging the governance and transparency of a public company with the innovation and scalability of blockchain to create a trusted bridge between capital markets and decentralized finance.

For more information, visit ir.thezetanetwork.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the First Closing; the Company’s goals and strategies; the Company’s future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where the Company conducts its business; reputation and brand; the impact of competition and pricing; government regulations; the ability of the Company to meet NASDAQ listing standards in connection with the consummation of the transaction contemplated therein; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Contact

Zeta Network Group Investor Relations

14 Wall Street, 20th Floor

New York, NY 10005

Office: (929) 317-2699

Email: ir@thezetanetwork.com